PowerShares Preferred ACCE Fund

301 West Roosevelt Road

Wheaton, Illinois 60187

November 5, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Re:          PowerShares Preferred ACCE Fund

(File Nos. 333-162010, 811-22333)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “1933 Act”), and on behalf of PowerShares Preferred ACCE Fund (the “Registrant”), we hereby request to withdraw the Registrant’s filing on Form N-2, together with all exhibits thereto (File Nos. 333-162010 and 811-22333), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 18, 2009 (via EDGAR Accession No. 0001104659-09-055265) (the “N-2 Filing”).  An application to deregister the Registrant as an investment company under the Investment Company Act of 1940 is also being filed concurrently with this withdrawal request.

We believe that withdrawal of the N-2 Filing is consistent with the public interest and the protection of investors because:  (1) the filing was prepared in connection with a proposed initial public offering of the Registrant’s shares that is no longer contemplated; (2) no securities were sold in connection with this offering; and (3) the filing did not become effective.  The Registrant requests, in accordance with Rule 457(p) under the 1933 Act, that all fees paid to the Commission in connection with the N-2 Filing be credited for future use.  The Registrant understands that, pursuant to Rule 477(b) of the 1933 Act, this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Registrant that the application for withdrawal has not been granted.

If you have any questions regarding this application for withdrawal, do not hesitate to contact Alan Goldberg of K&L Gates LLP at (312) 807-4227.

Sincerely,

PowerShares Preferred ACCE Fund

By:	/s/ Anna Paglia

Name:	Anna Paglia

Title:	Secretary